FORM 15

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


 Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or
 Suspension of Duty to File Reports Under Sections 13 and 15(d)
            of the Securities Exchange Act of 1934.

                Commission File No. 0-9790

                    Thermal Industries, Inc.
     (Exact name of registrant as specified in its charter)

       301 Brushton Avenue, Pittsburgh, PA (412) 244-6400
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                Common Stock, par value of $.01
    (Title of each class of securities covered by this Form)

                              None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X*        Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)               Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)               Rule 12h-3(b)(2)(ii)
                              Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
One

*Heat Acquisition, Inc. was merged with and into Thermal Industries, Inc. effective May 30, 1997, and as a result Thermal Industries, Inc. has one shareholder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Thermal Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 29, 1997            THERMAL INDUSTRIES, INC.



                              By: /s/David Rascoe
                                   David Rascoe
                                   President